SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of
July 2019

RADA ELECTRONIC INDUSTRIES LIMITED
 (Name of Registrant)

7 Giborei Israel Street, Netanya 4250407, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

RADA ELECTRONIC INDUSTRIES LTD.

EXPLANATORY NOTE

On July 22, 2019, RADA Electronic Industries Ltd. (the “Company”) held an Annual General Meeting of Shareholders (the “Meeting”) at the Company’s offices located at 7 Giborei Israel Street, Netanya, Israel. At the Meeting, our shareholders approved the following resolutions:

(1)	to elect and re-elect (7) seven directors, each for a term expiring at our 2020 Annual General Meeting of Shareholders;

(2)	to re-elect (1) one external director, for a three-year term commencing on August 31, 2019 and expiring on August 30, 2022;

(3)	to approve our updated compensation policy for an additional period of three years; and

(4)
to ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm,a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2019, and to authorize our Board of Directors, to determine their compensation, based on the recommendation of our Audit Committee.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2018 were reviewed and discussed at the Meeting.

Only shareholders of record as of the close of business on June 12, 2019 were entitled to vote at the Meeting. All resolutions were approved by the majority requirements under Israel’s Companies Law, 5759-1999.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADA Electronic Industries Ltd.
(Registrant)
By: /s/ Dov Sella
Dov Sella
Chief Executive Officer

Date:  July 22, 2019